June 2, 2006

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 3561

Washington, D.C. 20002

RE:  Target Corporation

Dear Mr. Ohsiek:

Thank you for your letter dated May 18, 2006, regarding Target Corporation. Following this introductory section is a specific response to each of your five numbered comments in that letter, with your comment preceding the related response.

As a company, we pride ourselves on providing clear and useful disclosures to the readers of our financial statements, MD&A and other SEC filings, and we always welcome the opportunity to review our practices in an effort to make our financial reporting even better.

We believe our responses address your comments. Where appropriate our 2006 first quarter Form 10-Q (filed today) includes additional disclosures we believe are directly responsive to your comments as indicated below. Should the staff, after review and consideration of our responses, have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

SEC Staff Comments and Target Responses

1. In future filings, please revise your disclosure where you provide the definition of disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosure regarding the effectiveness of your disclosure controls and procedures is still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K accordingly.

Target Response

We have revised our disclosure regarding controls and procedures and included it in our first quarter Form 10-Q to address your comment. The revised disclosure reads as follows:

As of the end of the period covered by this [quarterly/annual] report, we conducted an evaluation, under supervision and with the participation of management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (Exchange Act). Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the Securities and Exchange Commission (SEC) under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We also confirm that the disclosure regarding the effectiveness of our disclosure controls and procedures contained in Item 9A of our Form 10-K for the year ended January 28, 2006 is still accurate after considering the entire definition of disclosure controls and procedures.

2. Please revise your future filings to disclose either here or in a footnote to the financial statements the amount of purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network excluded from cost of sales. We note that such disclosure was included in your Form 10-K for the year ended January 29, 2005, and are unclear as to why the disclosure was removed from the current filing.

Target Response

We have revised our disclosure in our 2006 first quarter Form 10-Q to include in the notes to the consolidated financial statements the amount of those costs identified in your letter that are excluded from cost of sales. Our presentation uses terms that are consistent with the types of costs you have identified in your comment; however, our company-specific terminology is used in the following disclosure to avoid confusion. Our revised cost of sales and selling, general and administrative expenses disclosure in the notes to the financial statements reads as follows:

Cost of Sales and Selling, General and Administrative (SG&A) Expenses

The following illustrates the primary costs classified in each major expense category:

Cost of Sales	SG&A Expenses
Total cost of products sold including:	Compensation and benefit costs including:
• Freight expenses associated with moving merchandise from our vendors to our distribution centers and our retail stores, and among our distribution and retail facilities	• Stores • Headquarters, including buying and merchandising • Distribution operations
• Vendor income that is not reimbursement of specific, incremental and identifiable costs	Occupancy and operating costs of retail, distribution, and headquarters facilities
Inventory shrink	Advertising offset by vendor income that is a reimbursement of specific, incremental and identifiable costs
Markdowns	Facilities pre-opening costs
Shipping and handling expenses	Other administrative costs
Terms cash discounts

The classification of these expenses varies across the retail industry.

Compensation, benefits, and other expenses for buying, merchandising and distribution operations classified in selling, general and administrative expenses for the three months ended April 29, 2006 and April 30, 2005 were approximately $294 million and $268 million, respectively.

3. Please tell us in detail how you determined you have only one SFAS 131 reportable segment. Ensure you address in your response the operating segments you have identified, how the operating segments were identified and how you determined to aggregate operating segments, as applicable. We are particularly interested to understand how you determined not to report your credit card operations and on-line store operations as separate reportable segments. While we acknowledge that your SFAS 131 disclosures were addressed at some level in our review of your Form 10-K for the year ended February 1, 2003, we believe that further consideration is warranted given: 1) the continued growth in recent years in your Target Visa portfolio, where the majority of the fees relate to receivables originated at 3rd party merchants, rather than at your stores; and 2) the significant increases in recent years in revenues from on-line sales. In this regard, we no longer find persuasive your argument that the credit card programs strategically support core retail operations and are an integral component of each segment, since a significant portion of the credit card operations relate to serving non-Target customers. Further, we note that you have a President of Target Financial Services in addition to an Executive Vice President of Stores, thus we assume that discrete financial information is tracked for the Financial Services business separately from the stores. If, after reassessing the guidance and in light of the changes to your business you now believe that additional reportable segments should be disclosed, please tell us how you plan to revise your financial statements accordingly.

Target Response

We have operated as a single business segment since the disposition of our Marshall Field’s and Mervyn’s segments in 2004. Prior to these dispositions, as you know, we reported three segments, each of which included its related credit card results.

As background for our detailed response, we believe the following information regarding our management structure, leadership responsibilities, and related flow of internal information is useful to provide context for the conclusions we reached in our annual analysis of the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131):

•                  Bob Ulrich is our Chairman and CEO and is our chief operating decision maker (CODM). He leads our organization through ten senior executives who report directly to him. Eight of these direct reports are executive officers. Each of these executive officers leads portions of our organization in which significant amounts of our revenue or expense are managed, but no one in our organization, other than Mr. Ulrich, has direct responsibility for our consolidated results of operations.

•                  Our credit card operations include the results of both the Target card product (used only in our stores) and the Target Visa card product (used both in our stores and elsewhere). Together, these operations form only one aspect of Target Financial Services (TFS). TFS also includes substantial business activities of a financial nature which are unrelated or only indirectly related to our credit card operations. Because of the financial nature of all of these activities, the President of TFS, Terry Scully, reports to me in my role as our Chief Financial Officer. I report to Mr. Ulrich. The profit contribution reports we prepare relate only to the credit card portion of TFS. There is no individual who has sole responsibility for the credit card operations of TFS because organizationally these operations are blended together with substantial other financial services activities in support of our retail operations.

•                  Our on-line business, which comprised less than one percent of our 2005 sales, is commingled with substantial other business activities led by the President of Target.com, Dale Nitschke. Mr. Nitschke in turn reports to the President of Target, Gregg Steinhafel. Mr. Steinhafel leads all of our merchandising and distribution efforts (including product selection, vendor negotiations, merchandise display decisions, and merchandise flow), and in turn reports to Mr. Ulrich. No routine, periodic financial reporting is prepared internally to segregate the financial results of our on-line business from the substantial other activities managed by Mr. Nitschke, although such ad hoc analyses are prepared occasionally for review by me.

•                  You noted in your comment that we have an Executive Vice President of Stores who is Bart Butzer. Mr. Butzer also reports to Mr. Ulrich, and his primary responsibility is execution of our business strategies at the store level. As such, he is responsible for the substantial portions of our SG&A expense incurred in our stores, but he does not have any overall P&L responsibilities—only Mr. Ulrich has such responsibilities at Target Corporation.

TFS and Target.com were specifically considered within our segment analysis, and we have determined that they do not constitute operating segments. FAS 131, paragraph 10, states that an operating segment is a component of an enterprise:

a.               That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.              Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               For which discrete financial information is available.

On the basis of our review, neither Target.com nor TFS meets all of these requirements. In the case of both Target.com and TFS, the CODM does not regularly review historical operating results, although such reports are available to him. In any event, this information does not play a significant role in how the CODM allocates resources. In the case of Target.com, no routine, periodic financial reporting is prepared internally to segregate the financial results of our on-line business from the substantial other activities managed by Mr. Nitschke. Therefore, no such information for our on-line business can be reviewed by Mr. Ulrich. Furthermore, the financial information regularly prepared for Target.com would not be useful to investors without considerable adjustments. In the case of TFS, the only information which is currently prepared relates to the credit card portion of its results, which are discussed in more detail in the following paragraphs.

As further background for insight into management’s view of our business and our basis for the conclusions reached above, we advise the staff of the following:

•                  Neither of the managers of TFS or Target.com report to our CODM. When considering paragraph 14 of FAS 131, we believe that these reporting relationships represent strong indicators that these aspects of our business are not currently operating segments.

•                  The majority of incentive compensation for Mr. Ulrich and all other executive officers is based solely upon the performance of our consolidated financial results.

•                  Within TFS, management of our internal credit card operations is integrated with many other financial aspects of our store operations including:

•                  authorization of the approximately $5 billion of checks presented each year at point of sale in our stores;

•                  management of an integrated guest contact center which handled approximately 40 million guest contacts by phone or email in 2005 regarding products, policies, returns, credit card inquiries, new store plans and more;

•                  program oversight of our gift card program, in which we issued to our guests approximately $1.3 billion of gift cards in 2005; and

•                  management of our relationships with third party networks of credit cards and debit cards accepted in our stores, under which we paid $362 million of interchange fees in 2005.

•                  The principal mission of TFS, which has been reviewed with our Board of Directors, is “to drive incremental sales, enhance guest relationships and sustain our profitability.”  Every fundamental aspect of our credit card programs has been intentionally designed to pursue this mission. Three important examples are our solicitation practices, our underwriting decision process and the structure of our loyalty program.

•                  We solicit only existing Target guests to determine their interest in obtaining a Target credit card. Our dominant means of accomplishing this is to use our retail store employees to ask guests shopping in our stores if they would like to apply for a card.

•                  In our credit card program design and in our underwriting process, we are very careful to ensure our cardholder agreements are designed in a manner that results in cardholders having sufficient remaining availability of credit to be able to purchase merchandise in our stores. For example, we severely restrict availability of cash advances on our cards compared with similar Visa cards issued by others. Similarly, we do not allow balance transfers from other credit cards, a common marketing technique used by other issuers of Visa cards.

•                  Our core loyalty program rewards our cardholders with a 10 percent off “coupon” redeemable in our stores on a shopping day of the guest’s choice, based upon usage of the card in our stores and elsewhere. Our guests earn one of these “coupons” for each $1,000 of cumulative purchases in our stores and/or $2,000 of purchases elsewhere. This feature alone drives substantial retail sales and profits, and represents a very strong link between use of the Target Visa card in non-Target locations and the achievement of our credit card mission to drive sales at Target stores. Including the similar 10 percent discount we offer upon approval of new cardholders, we recorded approximately $900 million of sales in 2005 in transactions involving these discounts. Based on our analysis, a substantial portion of these sales would not have occurred, absent the related credit card program.

•                  At Target.com we are diligently pursuing a strategy to more completely integrate our guests’ total experience with Target, regardless of whether they are visiting us on-line or in one of our retail stores. In this light, we often test new products and marketing techniques on-line before introducing them in our stores. Collectively, these and other activities generate substantial expense at Target.com which is unrelated to our on-line business. Many examples of this integration include:

•                  Our bridal and baby registries are fully integrated with no tracking of where guests who use these registries originated.

•                  Our guests often return product purchased on-line at our retail stores.

•                  Some of our most popular on-line stock-keeping units (SKUs) are various gift cards which are redeemed in-store.

•                  Many of our guests view our weekly advertising circular on-line and/or research products we sell on-line before visiting one of our stores to make purchases.

•                  Much of our website functionality services our guests’ needs without selling anything to them (example:  our guests enjoy interactive, on-line access to their credit card accounts, and can locate the nearest Target store).

As the staff has noted, we have historically provided a significant amount of additional detail to investors regarding the key attributes of, and contribution by, the credit card operations of TFS. We have included this additional information in our MD&A to be more transparent to readers of our financial reports in order to highlight certain credit risks in our asset base. We consider this information to be supplemental information.

We recognize that application of FAS 131 requires significant judgment when applied to each company’s facts and circumstances. Based on the foregoing, however, we continue to believe that we operate as a single business segment, consistent with management’s view of our business.

4. In future filings, please disclose either here or in Management’s Discussion and Analysis the amount of gift card breakage recorded during each period presented. If you believe the amount of breakage is immaterial for disclosure, please provide us support for your belief.

Target Response

While we understand that a disclosure of gift card breakage may be useful to the readers of financial statements for companies that have significant breakage, we believe that the amount of our gift card breakage is immaterial and, therefore, does not warrant separate discussion and disclosure. As support for our position, we advise the staff that our gift card breakage for the year ended January 28, 2006 totaled approximately $32 million (less than 0.07% of revenue and less than 1% of earnings before taxes). Gift card breakage for the three months ended April 29, 2006 and April 30, 2005 totaled $8 million and $7 million, respectively (less than 0.07% of revenue and less than 1% of earnings before taxes). As a point of reference, we advise the staff that our breakage rate has remained remarkably constant over time at only about 2 to 3 percent of the value of gift cards issued.

5. Please explain to us and revise your disclosure in future filings to clarify what you mean when you say, “[o]ur accounting policy is to reduce accounts payable when checks to vendors clear the bank from which they were drawn.”  If, as we assume, you reclass book overdrafts/outstanding checks to accounts payable at period end, and then relieve the reclassed balance as checks clear, please revise your disclosure accordingly so that your policy is more transparent to the reader. Your policy, as currently drafted, might suggest that accounts payable, in general, rather than just outstanding checks included in accounts payable, are relieved as checks clear. Such policy would not be appropriate since under accrual accounting, accounts payable, other than outstanding checks included in accounts payable, should be relieved at the time a check is issued, not when the check clears.

Target Response

Your assumption that we reclassify book overdrafts to accounts payable at period end and then relieve the reclassified balance as the bank account is funded and checks clear is correct. We will revise the disclosure in our 2006 annual financial statements to more clearly state our accounting policy as follows:

Our accounting policy is to reclassify book overdrafts to accounts payable at period end. At February 3, 2007 and January 28, 2006, $X million and $645 million of such overdrafts were reclassified to accounts payable.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our responses. Please let me know if you are comfortable that we have appropriately addressed each issue you have raised. Should the staff have further questions or comments or need any further information or clarification, please call me at (612) 761-6610 or write to me again. We welcome direct dialogue and collaboration to discuss suggestions for our future filings.

Sincerely,

/s/ Douglas A. Scovanner
Douglas A. Scovanner
Executive Vice President and Chief Financial Officer

DAS/nje